BlackRock MuniVest Fund, Inc. (“MVF”)

77D  Policies with respect to security investments

On June 7, 2013, the Board of Directors of MVF approved an amendment to MVF's non-fundamental investment policies, which permitted MVF to invest up to 20% of its total assets in securities rated below investment grade at time of purchase, or deemed equivalent.  Effective July 1, 2013, MVF no longer restricts its investments to long-term municipal obligations that are rated investment grade at time of purchase; instead MVF may invest up to 20% of its total assets in securities rated below investment grade or deemed equivalent at time of purchase.